                                                                    EXHIBIT 99.1

                                                           [English Translation]
                                                            Corporate Disclosure
                                                                   April 9, 2004

                      OPEN INTEREST BALANCE OF DERIVATIVES

[Incurrence]

--------------------------------------------------------------------------------
1. Object of Trading                                        --
--------------------------------------------------------------------------------
2. Open Interest Balance (a+b)(KRW)                         --
--------------------------------------------------------------------------------
         a. Amount of Purchase (KRW)                        --
         -----------------------------------------------------------------------
         b. Amount of Sale (KRW)                            --
--------------------------------------------------------------------------------
-- Ratio to Total Assets (%)                                --
--------------------------------------------------------------------------------
3. Date of incurrence                                       --
--------------------------------------------------------------------------------
4. Total Assets at the End of Preceding
   Business Year (KRW)                                      --
--------------------------------------------------------------------------------
5. Others                                                   --
--------------------------------------------------------------------------------

[Changes]

--------------------------------------------------------------------------------
1. Object of Trading                    Currency Forward Contract (KRW/USD)
--------------------------------------------------------------------------------
2. Open Interest Balance Reported
   Prior to This Time (a+b) (KRW)                                236,851,220,529
--------------------------------------------------------------------------------
      a. Amount of Purchase (KRW)                                236,851,220,529
      --------------------------------------------------------------------------
      b. Amount of Sale (KRW)                                                 --
--------------------------------------------------------------------------------
-- Ratio to Total Asset (%)                                                 7.00
--------------------------------------------------------------------------------
3. Amount of Change (a+b) (KRW)                                   22,814,000,000
--------------------------------------------------------------------------------
      a. Amount of Purchase (KRW)                                 22,814,000,000
      --------------------------------------------------------------------------
      b. Amount of Sale (KRW)                                                 --
--------------------------------------------------------------------------------
4. Ratio of Change                                                            --
--------------------------------------------------------------------------------
      a. Ratio to Total Assets (%)                                          0.67
      --------------------------------------------------------------------------
      b. Ratio to Open Interest
         Reported Prior to This Time (%)                                    9.63
--------------------------------------------------------------------------------
5. Reasons for Change                   Execution of a currency forward contract
--------------------------------------------------------------------------------
6. Date of Change                                    April 8, 2004
--------------------------------------------------------------------------------
7. Total Assets at the End of Preceding
   Business Year (KRW)                                         3,381,922,386,883
--------------------------------------------------------------------------------
                                        --   Hanaro entered into a currency
                                             forward contact under which Hanaro
                                             agreed to exchange USD 20,000,000
                                             at the foreign exchange rate of
                                             KRW 1,149.30 per USD with a
                                             maturity date of July 8, 2004.
8. Others
                                        --   The amount of the "Total Assets at
                                             the End of Preceding Business
                                             Year" represents the amount of
                                             total assets at the end of fiscal
                                             year 2003.
--------------------------------------------------------------------------------